# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 05/09/2025
Amends the filing with accession number 0000950170-25-065852
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Timothy B. Goodell, Hess Corporation, 1185 Avenue of the Americas, New York, New York (NY), 10036, (212) 997-8500

## Reporting persons
- Hess Midstream GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
- Hess Midstream GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Infrastructure Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,877,190; sole dispositive power 0; shared dispositive power 79,877,190; aggregate amount beneficially owned 79,877,190 (40.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,877,190; sole dispositive power 0; shared dispositive power 79,877,190; aggregate amount beneficially owned 79,877,190 (40.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 21 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

May 2025 Repurchase Transaction

On May 9, 2025, pursuant to the previously disclosed May 2025 Repurchase Agreement, the May 2025 Repurchase Transaction closed, pursuant to which HESM Opco purchased from Hess Investments and Blue Holding 2,038,956 and 3,112,886 Opco Class B Units, respectively, for an aggregate purchase price of approximately $190 million, or $36.88 per unit. Pursuant to the terms of the May 2025 Repurchase Agreement, HESM Opco cancelled the Repurchased Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by Hess Investments and Blue Holding, respectively, in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

Class B Share Distribution Agreement

In connection with the May 2025 Repurchase Transaction, on May 9, 2025, New HESM GP LP, New HESM GP LLC, HIP GP LLC, Hess Investments and Blue Holding, L.P. entered into a distribution agreement (the "May 2025 Distribution Agreement") pursuant to which New HESM GP LP distributed 6,225,772 Class B Shares to HIP GP LLC. HIP GP LLC then immediately distributed 3,112,886 Class B Shares to each of Hess Investments and Blue Holding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, based on 116,588,803 Class A Shares outstanding as of May 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Hess Investments is the record holder of 78,979,190 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Hess Investments is an indirect, wholly owned subsidiary of Hess Corporation. As a result, Hess Corporation may be deemed to share beneficial ownership of the securities held of record by Hess Investments and New HESM GP LP.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Hess Midstream GP LP: By: Hess Midstream GP LLC, its general partner, /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/12/2025)
- Hess Midstream GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/12/2025)
- Hess Infrastructure Partners GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/12/2025)
- Hess Investments North Dakota LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Vice President (05/12/2025)
- Hess Corporation: /s/ John P. Rielly, John P. Rielly, Executive Vice President and Chief Financial Officer (05/12/2025)